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                                            Filed by United Parcel Service, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Fritz Companies, Inc
                                                    Commission File No.: 0-20548


THE FOLLOWING IS A NEWSLETTER MADE AVAILABLE BY FRITZ COMPANIES, INC. TO CUSTOMERS BEGINNING APRIL 12, 2001:


                  FRITZ AND UPS: THE PROCESS OF JOINING FORCES

It was only a few days after the January 10 announcement that United Parcel Service intended to acquire Fritz when teams from both companies met in San Francisco to begin planning the integration.

Participants soon strengthened their belief that joining forces offered attractive synergies: combining the unique strengths of each company offered important benefits for customers, employees and shareholders on both sides. Meeting for the first time on January 22 and charged with integrating the various units and business groups, integration team members were asked to evaluate and make recommendations on all aspects of the combination, from operations, finance, and systems, to sales, marketing and customer service.

Months of due diligence led both Fritz and UPS to conclude that the combination would help UPS to offer a comprehensive portfolio of services designed to serve customers with global commerce needs. Starting from this base, the integration teams began the task of developing this new player in global supply chain management. And the team had rich ingredients to work with:

From the UPS side, a key strength is its integrated service portfolio for the movement of goods, information and funds. Although UPS has existing customs brokerage and freight


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forwarding capabilities, the addition of Fritz will enhance UPS's portfolio with these freight-related services: air, ground, and ocean transportation, material management and distribution, plus extensive global customs brokerage capabilities. As a result, UPS will ultimately provide one-stop, end-to-end supply chain solutions and exceptional value to its customers.

At the same time, Fritz customers will have direct access to UPS's existing small package, logistics, and financial service capabilities. These integrated services will provide exceptional value to customers seeking greater flexibility in managing their supply chains.

"This merger should allow UPS to offer a broad, integrated portfolio of services moving everything from small packages to heavy freight, by any mode of transport, anywhere in the world," said UPS Business Unit Manager David Abney at the January 22 meeting.

"I know that our customers and employees are excited and eager to learn more about the integration," said Fritz President and COO Graham Napier. "We will communicate developments as we define and implement our integration plan in the weeks and months ahead. Meanwhile, during this transition period, our top priority is customer satisfaction."

Mr. Napier added: "Our commitment to providing best-in-class service will continue to motivate us every step of the way. Once the transaction is complete, Fritz will be fully backed by UPS's infrastructure, disciplines and best practices, and we will be able to offer more than ever before in our 67-year history to our customers."

                              FRITZ                        UPS
                           ------------               -------------
Founded .................. 1933                       1907
Headquarters ............. San Francisco              Atlanta
Revenue .................. $1.6 Billion               $29.8 Billion
Employees ................ 10,500                     358,000
Countries ................ 120+                       200+

"Freight forwarding, customs brokerage and logistics customers of Fritz will gain easier access to global supply chain management, service parts logistics and financial offerings through UPS." UPS Business Unit Manager David Abney.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction between Fritz Companies, Inc. and United Parcel Service, Inc., Fritz Companies and UPS have filed a proxy statement/prospectus with the United States Securities and Exchange Commission (the "SEC"). STOCKHOLDERS OF FRITZ COMPANIES ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the proxy statement/prospectus and other


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documents filed by Fritz Companies or UPS with the SEC at the SEC's web site at
http://www.sec.gov. Free copies of the proxy statement/prospectus and other filings by Fritz Companies with the SEC may also be obtained by directing a request to Graeme Stewart, Fritz Investor Relations, Telephone: (415) 538-0444.

Fritz Companies and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about such directors and executive officers, including information about their ownership of Fritz Companies stock, can be found in the Fritz Companies proxy statement, dated August 18, 2000, for its 2000 annual meeting of stockholders.

                                      # # #

Except for historical information contained herein, the statements made in this document constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and Fritz, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which discussions are incorporated herein by reference.

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE MERGER. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.